Annual Notice Dated May 1, 2026

PACER CHOICESM VARIABLE ANNUITY
Issued through
Transamerica Life Insurance Company

Separate Account VA BB
This Annual Disclosure Notice (“Notice”) provides certain updated information about your Pacer ChoiceSM Variable Annuity, a flexible premium multi-funded annuity contract (“Contract”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account VA BB (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89358T222?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Contract prospectus dated May 1, 1992, as supplemented, is incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS

SPECIAL TERMS
SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

SPECIAL TERMS
Accumulated Value - The value of all amounts accumulated under the Contract prior to the Annuity Date.
Annuitant - The person or persons whose life is used to determine the duration of any Annuity Payments and, subject to the provision dealing with Joint Annuitants, upon whose death, prior to the Annuity Date, benefits under the Contract are paid.
Annuity Date - The date on which Annuity Payments begin. The Annuity Date is always the first day of the month.
Annuity Income Option - One of several ways in which Annuity Payments may be made. A Fixed Annuity Option means that Annuity Payments are based on Accumulated Value as of the Annuity Date. The dollar amount of each Annuity Payment will not change over time. A Variable Annuity Option means that Annuity Payments will reflect the investment experience of a Subaccount then offered by Transamerica Life Insurance Company and as chosen by the Contract Owner.
Annuity Payment - One of a series of payments made under an Annuity Income Option.
Contract Anniversary - Any anniversary of the Contract Date.
Contract Date - The date of issue of the Contract.
Contract Year - A period of 12 months starting with the Contract Date or any Contract Anniversary.
Contract Owner - The person or persons designated as the Contract Owners in the Contract application, or as subsequently changed by the designated Contract Owner.
Fixed Account - A part of Transamerica’s general account assets which consists of Accumulated Values allocated to it from
Contracts like this one.
Fund - The Variable Insurance Products Fund, a diversified, open-end management investment company which is advised by
Fidelity Management & Research Company, in which the Separate Accounts invests.
Joint Annuitant - The person other than the Annuitant who may be designated by the Contract Owner and on whose life Annuity
Payments may also be based.
Transamerica (“We, Us, Our”) – Transamerica Life Insurance Company, an Iowa insurance company.
Nonqualified Contracts - Contracts that do not qualify for special federal income tax treatment.
Portfolio - The separate investment Portfolios of the Variable Insurance Products Fund. The Fund currently has five Portfolios:
the Money Market Portfolio, the High Income Portfolio, the Equity-Income Portfolio, the Growth Portfolio, and the Overseas
Portfolio.
Qualified Contracts - Contracts purchased with the proceeds from certain plans that qualify for special federal income tax treatment.
Right to Examine Period - The period during which the Contract can be cancelled and treated as void from the Contract Date.
Separate Account – Separata Account VA BB, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Purchase Payments under the policies may be allocated.
Subaccount - a portion of the Separate Account. Each Subaccount invests in shares of a different Portfolio of the Fund.

SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Contract features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Contract.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix – Investment Options Available Under the Contract.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Contract and the Appendix – Investment Options Available Under the Contract
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Controntract

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

Your Contract prospectus dated May 1, 1992, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If you withdraw money from the Contract within six years following your last purchase payment, you will be assessed a surrender charge. The maximum surrender charge is 6% of the amount withdrawn that is subject to the charge. No surrender charge applies to amounts withdrawn after six years from the date of purchase payment.
Example:
If you make an early withdrawal, you could pay a surrender charge of up to $6,000 on a $100,000 investment. This loss will be greater if there are taxes or tax penalties.
Charges and Deductions - Surrender Charges Distributions Under the Contract - Full and Partial Surrenders
Are There Transaction Charges?
Yes. In addition to surrender charges, the investor may be charged for other transactions under the Contract. These include:
Transfer Charges. The first 12 transfers per Contract Year are free. After that, a charge of $10 per transfer may apply.
Administrative Charges. A daily charge is deducted from the Separate Account to cover administrative expenses, which equals 0.30% annually of the average account value.
Mortality and Expense Risk Charges: A daily charge is also deducted to cover mortality and expense risks, equal to 1.20% annually of the average account value.
Charges and Deductions Expense Fee Table
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the Investment Options and optional benefits you choose. Please refer to your Contract specifications page for information about the specific fees You will pay each year based on the options you have elected.
Expense Fee Table
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.50%	1.85%
	Portfolio Company (fund fees and expenses)[2],3	0.25%	0.82%
	Optional Benefit Expenses (if elected)	0.00%	0.00%
1As a percentage of the Variable Accumulated Value.
2As a percentage of assets after fee waiver and/or expense reimbursement.
[3]See below Appendix: Investment Options Available Under the Contract for more information.
Because your Contract is customizable, the choices you make affect how much you will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges and negative Contract Adjustments that substantially increase costs.

	Lowest Annual Cost $1,809	Highest Annual Cost $2,381
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Contract. The value of your investment in the variable portion of the Contract will fluctuate based on the performance of the underlying investment options you select. Poor investment performance can result in a decrease in your Contract’s Accumulated Value, and you may receive less than the amount you invested.
The Contract The Variable Insurance Products Fund Distributions Under the Contract - Value of Variable Annuity Payments
Is This a Short-Term Investment?
No. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. It is designed for long-term financial planning, such as retirement savings, and benefits most investors when held for an extended period.
Withdrawals made before the end of the surrender charge period (six years from each purchase payment) may be subject to a surrender charge of up to 6%, as well as income taxes and a 10% federal tax penalty if taken before age 59½.
Charges and Deductions - Surrender Charges Distributions Under the Contract - Full and Partial Surrenders Federal Tax Matters – Penalty Tax on Certain Premature Withdrawals
What are the Risks Associated with Investment Options?
An investment in the Contract is subject to the risk of poor investment performance. The value of your Contract can fluctuate depending on the performance of the Investment Options you select. Each Investment Option—whether a variable Subaccount or the Fixed Account—has its own unique risks, and you should carefully review the available Investment Options before making an investment decision.
  Variable Investment Options: These are tied to the performance of underlying mutual fund Portfolios. Your Accumulated Value will increase or decrease based on the investment results of the selected Subaccounts. There is no guarantee of principal or returns, and you could lose money.
  Fixed Account Option: This option provides a guaranteed minimum interest rate (at least 3% annually) but may offer lower returns compared to variable options. It does not participate in market gains and is subject to restrictions on transfers out.
The Variable Insurance Products Fund Distributions Under the Contract - Value of Variable Annuity Payments The Fixed Account
What are the Risks Related to the Insurance Company?
Our claims-paying ability as measured by Standard & Poor's Insurance Ratings Services, Moody's, or Duff & Phelps may be referred to in advertisements or sales literature or in reports to owners.
The terms of Our obligations are stated within the general account options of this Contract. These ratings do not reflect the investment performance of the variable account, or the degree of risk associated with an investment in the variable account
Additional information about Transamerica Life Insurance Company (formerly National Home Life Assurance Company) is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
National Home Life Assurance Company
	RESTRICTIONS			Location in Prospectus
Are There Limits on the Investment Options?
Yes. The Contract includes certain restrictions and limitations on the Investment Options available to you:
  Initial Allocation Restriction: During the Right to Examine Period, all Purchase Payments are automatically allocated to the Money Market Subaccount. After this period, you may allocate funds among the available Subaccounts and the Fixed Account, subject to allocation rules.
  Transfer Limitations: You may transfer Accumulated Value among the Subaccounts or to the Fixed Account up to 12 times per Contract Year without charge. After 12 transfers, a $10 fee per transfer may apply. Transfers must be at least $1,000 or the full value of the Subaccount being transferred.
  Minimum Allocation Rules: Each allocation must be at least 10% of the Purchase Payment and in whole percentages.
  Fixed Account Transfer Restrictions: Transfers from the Fixed Account to Subaccounts may only be made with the consent of National Home and are subject to the same transfer limits.
  We reserve the right without prior notice, to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfers, at any time and for any reason.
  We reserve the right to require that all transfer requests be made by the owner and not by a third party holding a power of attorney.
  We also require that each transfer you request be made by a separate communication to Us.
  We reserve the right to eliminate the shares of any Portfolio held by a variable sub-account.
  We may also substitute shares of another Portfolio or of another investment company for the shares of any Portfolio. We would do this if the shares of the Portfolio are no longer available for investment or if, in Our judgment, investment in any Portfolio would be inappropriate in view of the purposes of the variable account.
  We reserve the right to create new variable Subaccounts for the Contract when, in Our sole discretion, marketing, tax, investment or other conditions warrant that We do.
  We may also eliminate one or more variable sub-accounts if, in Our sole discretion, marketing, tax, investment or other conditions warrant that We do.
The Contract - Transfers The Variable Insurance Products Fund - Additions, Deletions or Substitutions of Investments The Fixed Account
Are There any Restrictions on Contract Benefits?
Yes. The Contract includes certain restrictions and limitations on the benefits it provides:
  Death Benefit: The death benefit is generally the greater of the Accumulated Value or total Purchase Payments less prior withdrawals. However, it may be reduced by any applicable surrender charges or partial surrenders. If a partial surrender reduces the Accumulated Value below $2,000, it may be treated as a full surrender, terminating the Contract and its benefits.
  Annuity Income Options: Once selected and annuitized, the Annuity Income Option cannot be changed. Certain options are only available under specific conditions (e.g., minimum Accumulated Value of $5,000 or $2,000 in Texas).
  Surrender Charges: Withdrawals made during the first six Contract Years may be subject to a surrender charge of up to 6%. These charges reduce the Accumulated Value and may affect the value of benefits under the Contract.
  No Contract Loans or Performance Locks: The Contract does not offer loans, performance “locks,” or guaranteed living benefits such as guaranteed minimum income or withdrawal benefits.
  Modifications by the Insurance Company: Transamerica Life Insurance Company reserves the right to modify the Contract to comply with applicable laws or regulations. It may also substitute investment options or make changes to the Separate Account, subject to regulatory approval.
Withdrawals that exceed limits or reduce the Accumulated Value below required thresholds may reduce or terminate benefits under the Contract.
Distributions Under the Contract Charges and Deductions - Surrender Charges
	TAXES			Location in Prospectus
What Are the Contract’s Tax Implications?
An investment in the Contract has important tax implications. You should consult with a qualified tax professional to understand how the Contract fits into your overall financial and tax planning.
  Tax-Deferred Growth: Earnings on your investment grow tax-deferred until withdrawn. This means you won’t pay taxes on earnings until you take money out of the Contract.
  Ordinary Income Tax: Withdrawals and Annuity Payments are generally taxed as ordinary income to the extent they exceed your investment in the Contract (i.e., your Purchase Payments). They are not eligible for capital gains treatment.
  Early Withdrawal Penalty: If you withdraw funds before age 59½, you may be subject to a 10% federal tax penalty on the taxable portion of the withdrawal, in addition to ordinary income tax, unless an exception applies.
  No Additional Tax Benefit in Qualified Plans: If the Contract is purchased through a tax-qualified plan or an IRA, there is no additional tax benefit from the Contract’s tax deferral feature, since these plans already provide tax deferral. In such cases, the Contract should be considered for its other features, such as investment options and annuity income benefits.
Federal Tax Matters
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Contract to investors. This compensation is typically paid in the form of:
  Commissions based on a percentage of the Purchase Payments made by the investor (up to 4.25%).
  Override commissions or other forms of compensation paid to broker-dealers or organization that assist in distributing the Contract.
These payments are made by Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly Capital Holding Securities Corporation (CHSC)), or its affiliates, and are not deducted directly from your Purchase Payments. However, they are part of the overall cost structure of the Contract.
Because of this compensation structure, investment professionals may have a financial incentive to recommend this Contract over other investment products.
Distributor of the Contracts
Should I Exchange My Contract?
Some investment professionals may have a financial incentive to recommend that you exchange your existing annuity Contract for a new one. This is because they may receive commissions or other compensation for selling the new Contract.
Before making any exchange, you should carefully compare the features, fees, and risks of both the existing and proposed Contracts. You should also consider:
  Any surrender charges or penalties that may apply to your current Contract.
  Whether the new Contract offers meaningful benefits that your current Contract does not.
  The impact of starting a new surrender charge period.
You should only exchange your Contract if, after a thorough comparison, you determine that the new Contract is more suitable for your financial goals and needs.
Distributor of the Contracts Distributions Under the Contract - Exchanges

APPENDIX
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of current Portfolio Companies available under the Contract, which are subject to change as discussed in this prospectus. Depending on the optional benefits you choose, you may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting Us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or Our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89352K839?site=VAVUL
You can also request this information at no cost by calling Our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks as high a level of current income as is consistent with preservation of capital and liquidity	Fidelity® VIP Government Money Market Portfolio - Initial Advised by: Fidelity Management & Research Company LLC	0.25%	4.13%	3.10%	2.03%
Seeks a high level of current income, while also considering growth of capital	Fidelity® VIP High Income Portfolio - Initial Advised by: Fidelity Management & Research Company LLC	0.82%	10.36%	4.22%	5.59%
Seeks long-term growth of capital.	Fidelity® VIP Overseas Portfolio - Initial Advised by: Fidelity Management & Research Company LLC	0.72%	20.39%	6.62%	7.93%

(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Contract will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Contract charges, the yield on the money market Subaccount may become extremely low and possibly negative.

CLOSED INVESTMENT OPTIONS:
Effective December 12, 2011, the following Subaccounts were closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Fidelity® VIP Equity-Income Portfolio - Initial Advised by: Fidelity Management & Research Company LLC	0.46%	19.02%	12.51%	11.60%
Seeks to achieve capital appreciation.	Fidelity® VIP Growth Portfolio - Initial Advised by: Fidelity Management & Research Company LLC	0.55%	14.92%	13.70%	17.45%

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Contract dated May 1, 1992, as supplemented, contains more information about the Contract. You may contact Us for additional information free of charge at (800) 525-6205 or write Us at:
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

File Number: 333-249113
EDGAR Contract Identifier No. is #C000018388